Exhibit 99.10

AZZ incorporated

Financial and Other Statistical Information

(unaudited)

($ in Thousand except per share amount)

	Actual Quarter Ended May 31, 2003	Projected Year Ended Feb. 29, 2004
Net Sales:
Electrical and Industrial Products	$24,217	$88,000 to $96,000
Galvanizing Services	$12,131	$47,000 to $49,000

Total Sales	$36,348	$135,000 to $145,000
Diluted earnings per share	$.17	$.85 to $.95
Operating Margins:
Electrical and Industrial Products	6.4%	10.5%
Galvanizing Services	16.5%	17.5%
Cash Provided By Operations	$3,815	$15,000
Capital Expenditures	$633	$5,000
Depreciation and Amortization of Intangible Assets and Debt Issue Cost	$1,572	$6,300

AZZ incorporated

Financial and Other Statistical Information

(unaudited)

($ in Thousand)

Quarter Ended May 31, 2003
Book to Ship Ratio:
2/28/03 Backlog	$49,000
Qtr. Ending 5-31-03 Bookings	$33,000
Qtr. Ending 5-31-03 Shipments	$36,300
5-31-03 Backlog	$45,700
Book to Ship Ratio	91%
Outstanding Accounts Receivable Days	58 Days

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